UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ___)*
Surgery Partners, Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
86881A 100
(CUSIP Number)
December 31, 2015
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[x]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 86881A 100

1	Name of Reporting Person: H.I.G. Surgery Centers, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 26,455,651 *
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 26,455,651 *
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 26,455,651 *
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.9% **
12		TYPE OF REPORTING PERSON OO

*	As of December 31, 2015.
**	Based on 48,156,990 shares of Common Stock outstanding as of December 31, 2015.

Cusip No. 86881A 100

1	Name of Reporting Person: H.I.G.-GPII, Inc. I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 26,455,651 *
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 26,455,651 *
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 26,455,651 *
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.9% **
12		TYPE OF REPORTING PERSON CO

*
Shares directly held by H.I.G. Surgery Centers, LLC as of December 31, 2015.  H.I.G.-GPII, Inc. is the manager of H.I.G. Surgery Centers, LLC and shares voting and dispositive power over the shares held by H.I.G. Surgery Centers, LLC, however H.I.G.-GPII, Inc. disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

**	Based on 48,156,990 shares of Common Stock outstanding as of December 31, 2015.

Cuspid No. 86881A 100

1	Names of Reporting Person: Sami W. Mnaymneh I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 26,455,651 *
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 26,455,651 *
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 26,455,651 **
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.9% **
12		TYPE OF REPORTING PERSON IN

*
Shares directly held by H.I.G. Surgery Centers, LLC as of December 31, 2015.  H.I.G.-GPII, Inc. is the manager of H.I.G. Surgery Centers, LLC and Sami W. Mnaymneh and Anthony A. Tamer are the co-presidents, directors and sole shareholders of  H.I.G.-GPII, Inc. Mr. Mnaymneh shares voting and dispositive power over the shares held by H.I.G. Surgery Centers, LLC, however he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

**	Based on 48,156,990 shares of Common Stock outstanding as of December 31, 2015.

Cusip No. 86881A 100

1	Names of Reporting Person: Anthony A. Tamer I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 26,455,651 *
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 26,455,651 *
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 26,455,651 **
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.9% **
12		TYPE OF REPORTING PERSON IN

*
Shares directly held by H.I.G. Surgery Centers, LLC as of December 31, 2015.  H.I.G.-GPII, Inc. is the manager of H.I.G. Surgery Centers, LLC and Sami W. Mnaymneh and Anthony A. Tamer are the co-presidents, directors and sole shareholders of  H.I.G.-GPII, Inc. Mr. Tamer shares voting and dispositive power over the shares held by H.I.G. Surgery Centers, LLC, however he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

**	Based on 48,156,990 shares of Common Stock outstanding as of December 31, 2015.

Cusip No. 86881A 100

SCHEDULE 13G

Item 1(a)	Name of Issuer: Surgery Partners, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 40 Burton Hills Boulevard, Suite 500 Nashville, Tennessee 37215
Item 2(a)
Name of Persons Filing:
This statement is being filed by H.I.G. Surgery Centers, LLC, H.I.G.-GPII, Inc., Sami W. Mnaymneh and Anthony A. Tamer  (together, the “Reporting Persons”).  The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1.

Item 2(b)	Address of Principal Business Office, or if None, Residence: For each Reporting Person: c/o H.I.G. Capital 1450 Brickell Avenue, 31st Floor Miami, FL 33131
Item 2(c)	Citizenship: H.I.G. Surgery Centers, LLC - Delaware H.I.G.-GPII, Inc. - Delaware Sami W. Mnaymneh – United States Anthony A. Tamer – United States
Item 2(d)	Title of Class of Securities: Common Stock, $0.01 par value
Item 2(e)	CUSIP Number: 86881A 100
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is: Not Applicable.
Item 4	Ownership: (a) through (c): The information requested herein is incorporated by reference to the cover pages to this Schedule 13G.

Item 5	Ownership of Five Percent or Less of the Class: Not Applicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.
Item 8	Identification and Classification of Members of the Group: Not Applicable.
Item 9	Notice of Dissolution of Group: Not Applicable.
Item 10	Certification: Not Applicable.

Cusip No. 86881A 100

Cusip No. 86881A 100

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 2, 2016

H.I.G. SURGERY CENTERS, LLC
By:	By: H.I.G.-GPII, Inc., its manager
By:	/s/ Richard H. Siegel
Name: Title:	Richard H. Siegel Vice President and General Counsel
H.I.G.-GPII, INC.
By:	/s/ Richard H. Siegel
Name: Title:	Richard H. Siegel Vice President and General Counsel
SAMI W. MNAYMNEH
By:	/s/ Richard H. Siegel
Name: Title:	Richard H. Siegel Attorney-in-Fact
ANTHONY A. TAMER
By:	/s/ Richard H. Siegel
Name: Title:	Richard H. Siegel Attorney-in-Fact

Cusip No. 86881A 100
EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:  February 2, 2016

H.I.G. SURGERY CENTERS, LLC
By:	By: H.I.G.-GPII, Inc., its manager
By:	/s/ Richard H. Siegel
Name: Title:	Richard H. Siegel Vice President and General Counsel
H.I.G.-GPII, INC.
By:	/s/ Richard H. Siegel
Name: Title:	Richard H. Siegel Vice President and General Counsel
SAMI W. MNAYMNEH
By:	/s/ Richard H. Siegel
Name: Title:	Richard H. Siegel Attorney-in-Fact
ANTHONY A. TAMER
By:	/s/ Richard H. Siegel
Name: Title:	Richard H. Siegel Attorney-in-Fact